82-5792

MTN Group Limited
3 Alice Lane Sandown Ext 38 Sandton 2196
Private Bag 9955 Sandton 2146 South Africa
Tel +2711 301 8001 Fax +2711 784 8811 Web www.mtngroup.com



4 April 2005





05009206

The Bank of New York
101 Barclay Street
New York
NY 10286

SUPPL

Dear Sir/Madam

~~MTN GROUP LTD~~ M Cell Ltd

Herewith please find all documents up to 31 March 2005 for filing.

Please note that the current CUSIP No. is 62474M108 which changed from 55271U109, effective October 14, 2002.

Yours sincerely

LC Jooste
Acting Group Company Secretary

dlw 6/22

CUSIP: 62474M108
Symbol: MTNOY

Release Date: 09/02/2005 12:15:24

MTN GROUP - MTN GROUP RELEASE OF SUBSCRIBER NUMBERS FOR THE QUARTER ENDED 31 DECEMBER 2004

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code MTN
ISIN ZAE000042164
("MTN Group" or "the Group")

MTN GROUP RELEASE OF SUBSCRIBER NUMBERS FOR THE QUARTER ENDED 31 DECEMBER 2004

As at 31 December 2004, MTN Group has recorded 13,380,000 subscribers on its networks across its operations on the African continent. This represents a growth of 21.1% since 30 September 2004 and an increase of 40.2% from the opening base of 9,543,000 reported at 1 April 2004. The Group's international operations accounted for 42%, or 5,661,000, of the total subscriber base. MTN group defines a subscriber in South Africa as a person having made or received a call within a 90 day period, and in the international operations as a person having made or received a call within a 30 day period.

MTN South Africa increased its subscriber base by 12.2% since 30 September 2004 to 7,719,000 subscribers. This consists of 1,355,000 post-paid subscribers and 6,364,000 pre-paid subscribers, with increases of 7.5% and 13.3% since 30 September 2004 respectively. Blended average revenue per user per month ("ARPU") increased slightly to R189 from R187 for the period since 1 April 2004. Pre-paid ARPU of R 99 and post-paid ARPU of R 586 were recorded.

MTN's international operations recorded a total of 5,661,000 subscribers, an increase of 35.7% since 30 September 2004. MTN Nigeria Communications Limited ("MTN Nigeria") contributed 69%, or 3,890,000, to that subscriber base.

Further details on subscriber numbers and ARPU trends are provided below.

Subscribers as at 31 December 2004 compared to 30 September 2004 for all operations:

	31 December 2004	30 September 2004	% change
South Africa	7,719,000	6,878,000	12.2%
Pre-paid	6,364,000	5,618,000	13.3%
Post-paid	1,355,000	1,260,000	7.5%
International	5,661,000	4,171,000	35.7%
Nigeria	3,890,000	2,587,000	50.4%
Cameroon	779,000	689,000	13.1%
Uganda	683,000	609,000	12.2%
Rwanda	175,000	170,000	2.9%
Swaziland	134,000	116,000	15.5%
TOTAL	13,380,000	11,049,000	21.1%

ARPU for the period 1 April 2004 to 31 December 2004 compared to ARPU for the period 1 April 2004 to 30 September 2004 for all operations:

	31 December 2004	30 September 2004
South Africa	R 189	R 187
Pre-paid	R 99	R 97
Post-paid	R 586	R 587

International		
Nigeria	US$ 44	US$ 48
Cameroon	US$ 23	US$ 23
Uganda	US$ 20	US$ 20
Rwanda	US$ 19	US$ 20
Swaziland	R 198	R 212

9 February 2005
Johannesburg
Sponsor
Merrill Lynch South Africa
Date: 09/02/2005 12:14:03 PM Produced by the JSE SENS Department

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Cusip 62474M108

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

AWARDING OF SHARE OPTIONS TO DIRECTORS OF A SUBSIDIARY COMPANY

In terms of section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa we hereby give you notice of the offer and acceptance of MTN Group Share Options allocated to the directors of MTN Group Limited as mentioned below:

Name of director of subsidiary company:	Mr K Pienaar
Date of offer:	1 December 2004
Date of acceptance of offer:	18 January 2005
Option strike price (per share):	R40.50
Strike date:	1 December 2004
Amount of share options awarded:	31 100
Nature of transaction:	Offer and acceptance of MTN Group Ltd Share Options
Vesting periods:	20% of total allocation on 1 December 2006
	20% of total allocation on 1 December 2007
	30% of total allocation on 1 December 2008
	30% of total allocation on 1 December 2009

Name of director of subsidiary company:	Mr P Norman
Date of offer:	1 December 2004
Date of acceptance of offer:	19 January 2005
Option strike price (per share):	R40.50
Strike date:	1 December 2004
Amount of share options awarded:	33 900
Nature of transaction:	Offer and acceptance of MTN Group Ltd Share Options
Vesting periods:	20% of total allocation on 1 December 2006
	20% of total allocation on 1 December 2007
	30% of total allocation on 1 December 2008
	30% of total allocation on 1 December 2009

19 January 2005
Sandton

Sponsor
Merrill Lynch South Africa (Pty) Limited

Cusip 62474M108

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

DEALING IN SECURITIES BY DIRECTORS

In terms of Section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa we hereby give you notice of the sale of MTN Group Ltd shares by the under mentioned director:

Name of Director of a major subsidiary	:	Mr C Utton
Date of Transaction	:	10 January 2005
Sale Price (per share)	:	R41.35
Amount of Shares	:	48 435
Class of Security	:	Ordinary shares of 0.01 cents each
Nature of Transaction	:	Sale of shares arising from the conversion of 15 555 compulsorily convertible debentures in Mobile Telephone Networks Holdings (Pty) Ltd allocated through the MTN Staff Incentive Trust (Debenture Scheme)
Nature of Interest	:	Beneficial

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange South Africa Listings Requirements has been obtained.

17 January 2005
Sandton

Sponsor
Merrill Lynch South Africa (Pty) Limited

Cusip 62474 M108

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

DEALING IN SECURITIES BY DIRECTORS

In terms of Section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa we hereby give you notice of the sale of MTN Group Shares by the under mentioned director:

Name of Director of a major subsidiary	:	Zunaid Bulbulia
Date of Transaction	:	2 December 2004
Shares Sold	:	**10 871**
Sale Price (per share)	:	**R41.00**
Class of Security	:	Ordinary shares of 0.01 cents each
Nature of Transaction	:	Sale of shares arising from directors private shareholding
Nature of Interest	:	Beneficial

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange South Africa Listings Requirements has been obtained.

3 December 2004
Sandton

Sponsor
Merrill Lynch South Africa (Pty) Limited

Cusip 62474 M108

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

DEALING IN SECURITIES BY DIRECTORS

In terms of Section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa we hereby give you notice of the exercising of share options and subsequent sale of MTN Group Shares by the under mentioned director :

Name of Director of a major subsidiary	:	PD Norman
Date of Transaction	:	30 November 2004
Option Strike Price (per share)	:	R9.31
Options Exercised	:	40 020
Shares Sold	:	40 020
Sale Price (per share)	:	**R40.00**
Class of Security	:	Ordinary shares of 0.01 cents each
Nature of Transaction	:	Exercising of MTN Group Share Options under the MTN Group Share Trust and subsequent sale of shares
Nature of Interest	:	Beneficial

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange South Africa Listings Requirements has been obtained.

1 December 2004
Sandton

Sponsor
Merrill Lynch South Africa (Pty) Limited

Cusip 62474M108

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

DEALING IN SECURITIES BY DIRECTORS

In terms of Section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa we hereby give you notice of the exercising of share options and subsequent sale of MTN Group Shares by the under mentioned director :

Name of Director	:	I Charnley
Date of Transaction	:	26 November 2004
Option Strike Price (per share)	:	R13.53
Options Exercised	:	130 000
Shares Sold	:	45 000 on 26 November 2004
Shares Sold	:	85 000 on 29 November 2004
Sale Price (per share)	:	**R41.72**
Class of Security	:	Ordinary shares of 0.01 cents each
Nature of Transaction	:	Exercising of MTN Group Share Options under the MTN Group Share Trust and subsequent sale of shares
Nature of Interest	:	Beneficial

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange South Africa Listings Requirements has been obtained.

29 November 2004
Sandton

Sponsor
Merrill Lynch South Africa (Pty) Limited

Cusip 62474 M108

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

Dealing in Securities by Directors

In terms of Section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa we hereby give you notice of the exercising of share options and subsequent sale of MTN Group Shares by the under mentioned director :

Name of Director	:	RD Nisbet
Date of Transaction	:	25 November 2004
Option Strike Price (per share)	:	R9.31
Options Exercised	:	187 160
Shares Sold	:	**187 160**
Sale Price (per share)	:	**R39.68**
Class of Security	:	Ordinary shares of 0.01 cents each
Nature of Transaction	:	Exercising of MTN Group Share Options under the MTN Group Share Trust and subsequent sale of shares
Nature of Interest	:	Beneficial

Prior written approval in terms of paragraph 3.66 of the JSE Securities Exchange South Africa Listings Requirements has been obtained.

26 November 2004
Sandton

Sponsor
Merrill Lynch South Africa (Pty) Limited

CUSIP 62474M108

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND ALTERNATE DIRECTOR

In compliance with paragraph 3.59 of the Listings Requirements of the JSE Securities Exchange South Africa, shareholders are advised that Ms SN Mabaso and Mr LC Webb, as her alternate, have both resigned as directors from the board of MTN Group Limited with immediate effect.

Sandton
15 November 2004

Sponsor
Merrill Lynch South Africa (Pty) Limited

CUSIP 62474 M105

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

AWARDING OF SHARE OPTIONS TO A DIRECTOR OF A MAJOR SUBSIDIARY COMPANY

In terms of section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa we hereby give you notice of the offer and acceptance of MTN Group Share Options allocated to the new Managing Director of Mobile Telephone Networks (Pty) Ltd as mentioned below:

Name of director:	Mr MB Manyatshe
Date of offer:	1 November 2004
Date of acceptance of offer:	8 November 2004
Option strike price (per share):	R33.09
Strike date:	1 November 2004
Amount of share options awarded:	300 100
Nature of transaction:	Offer and acceptance of MTN Group Ltd Share Options
Vesting periods:	20% of total allocation on 1 November 2006
	20% of total allocation on 1 November 2007
	30% of total allocation on 1 November 2008
	30% of total allocation on 1 November 2009

8 November 2004
Sandton

Sponsor
Merrill Lynch South Africa (Pty) Limited

Cusip 62474 M108

MTN Group Limited
("MTN Group")
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

MTN GROUP TRADING STATEMENT

In terms of Section 3.4 (b) (Trading Statements) of the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE Listings Requirements"), issuers are required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the earnings for the period to be reported upon next will differ by at least 20% from those of the previous corresponding period.

MTN Group is currently finalizing its financial results for the six month period ended 30 September 2004, expected to be released after close of business on 18 November 2004. In accordance with the JSE Listings Requirements, MTN Group would like to advise that it expects an increase of between 30% and 45% of Basic Headline Earnings per Share as well as an increase of between 30% and 45% of Adjusted[1] Headline Earnings per Share for the six month period ended 30 September 2004 against the previous corresponding period.

This trading statement has neither been reviewed nor reported on by MTN Group's external auditors.

The information provided in this announcement does not contain and should not be construed as containing any forward looking statements or projections of any nature whatsoever for periods beyond 30 September 2004.

[1]Adjusted Headline Earnings
Starting in the year to March 2003 a deferred tax asset was raised and continues to be raised in accordance with South African Statement of Generally Accepted Accounting Practice AC102 as a result of deductible temporary differences arising within MTN Nigeria Communications Limited ("MTN Nigeria") which became profitable during that year. The Board considers that basic headline earnings may not adequately reflect MTN Group's underlying economic performance, given the inherent uncertainties over the valuation of a deferred tax asset which will only be realized once MTN Nigeria emerges from the 5 year tax holiday granted to it under Pioneer Status Legislation. For this reason the MTN Group focuses on the adjusted headline earnings figure which negates the effect of the raising of the deferred tax asset.

Johannesburg
28 October 2004

Sponsor
Merrill Lynch South Africa (Proprietary) Limited

Cusip 62474M108

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code MTN
ISIN ZAE000042164
("MTN")

MTN PIONEER STATUS IN NIGERIA UNCHANGED

Notwithstanding speculation and otherwise in respect of a review of the pioneer status involving a tax holiday for a period of five years granted to all GSM operators in Nigeria, MTN Nigeria Communications Limited ("MTN Nigeria") has valid certification in respect of such pioneer status.

This concession has given MTN an opportunity to increase the speed and extent of its investment and infrastructure roll-out in Nigeria. To September 2004 MTN Nigeria has invested in excess of US$ 1,7 billion in infrastructure roll-out and licence fees.

MTN Nigeria's GSM network infrastructure extends to approximately 56 percent of the population, covers more than 80 cities and towns and geographic coverage has reached 278 000 km2.

Ends

14 March 2005

Johannesburg

Sponsor
Merrill Lynch South Africa

CUSIP 62414 M108

MAATSKAPPYWET, 1973 / COMPANIES ACT, 1973

(Artikel 170 / **Section 170**)

Kennisgewing van Geregistreerde Kantoor en Posadres van Maatskappy
Notice of Registered Office and Postal Address of Company

(Moet in tweevoud by inlywing en voor verandering van adresse ingedien word)
(To be lodged in duplicate upon incorporation and prior to change of addresses)

REGISTRASIENOMMER VAN MAATSKAPPY
REGISTRATION NUMBER OF COMPANY: 1994/009584/06

Naam van maatskappy
Name of Company MTN GROUP LIMITED

(a) Die ligging van die geregistreerde kantoor en die posadres van bogenoemde maatskappy is soos volg:
The situation of the registered office and the postal address of the above-mentioned company are as follows:

(i) Geregistreerde adres
Registered address 216 14TH AVENUE FAIRLAND
2195

(ii) Posadres
Postal address PRIVATE BAG 9955 SANDTON
2146

(b) Die datum van die beoogde veranderings in die adresse is
The date of the intended changes in the addresses is 30 April 2005

(Beide adresse moet te alle tye verskaf word / **Both addresses must be furnished at all times**)



31 March 2005

~~HAND~~TEKENING / **SIGNATURE** — DATUM / DATE
(~~Direkteur / Sekretaris / Beampte / Director~~ / **Secretary** / ~~Officer~~)

Die veranderings tree in werking op / **The changes take effect on** ____________

____________ ____________

REGISRATEUR VAN MAATSKAPPYE
REGISTRAR OF COMPANIES — DATUM / DATE

Kantoorgebruik / Office use

Dataverwerking / **Data processing**

(1) Opgeneem / **Recorded**

Datum en paraaf
Date and initials ____________

(2) Regstelling / Corrections

Datum en paraaf
Date and initials ____________

Datumstempel van Registrasiekantoor vir Maatskappye
Date stamp of Companies Registation Office

Naam van maatskappy
Name of company MTN GROUP LIMITED

Posadres
Postal address PRIVATE BAG 9955
SANDTON

Cusip 62474 M108

VERANDERING VAN DIE EINDE VAN DIE LOPENDE BOEKJAAR
CHANGE OF THE END OF THE CURRENT FINANCIAL YEAR

CM 32

Maatskappywet, 1973, artikels 285 (2), 329 (2) - Companies Act, 1973, section 285 (2), 329 (2) -

Registrasiekantoor vir Maatskappye
Departement van Handel en Verbruikersake
Zanzagebou, Proesstraat 116, Pretoria, 0002
Posbus 429, Pretoria, 0001
Telegramadres "Maatcom"

Companies Registration Office
Department of Commerce and Consumer Affairs
Zanza Building, 116 Proes Street, Pretoria, 0002
P. O. Box 429, Pretoria, 0001
Telegraphic Address "Maatcom"

Naam van Maatskappy
Name of company MTN GROUP LIMITED

Registrasie No.
Registration No. 1994/009584/06

Inkomsteseël of Inkomstefrankeer-masjienstempel
Revenue stamp or Revenue franking Machine impression
R30

Die einde van die lopende boekjaar is
The end of current financial year is 31 March 2005

A. Die einde van die lopende boekjaar is vervroeg na *
The end of the current financial year has been brought forward to *

B. Die einde van die lopende boekjaar moet verleng word na *
The end of the current financial year must be extended to * 31 December 2005

Redes vir verlenging
Reasons for extention THE CHANGE OF THE YEAR END TO DECEMBER IS LIKELY TO PRESENT A MORE REALISTIC PICTURE OF THE PERFORMANCE OF THE GROUP, GIVEN A PATTERN OF REVENUE EARNED AND EXPENDITURE THAT TENDS TO ARISE IN FINAL CALENDAR YEAR QUARTERS



Datum/Date 1 March 2005

Handtekening: Direkteur/Bestuurder/Sekretaris
Signature: ~~Director/Manager~~/Secretary

* Hoogstens ses maande/Not exceeding six months.

Goedgekeur/Afgekeur : Registrateur van Maatskappye
Approved/Refused: Registrar of Companies

(Moet deur maatskappy ingevul word/ To be completed by company)

CM 32

Mededeling van veranderings van die einde van die lopende boekjaar gedateer
Advice of change of the end of the current financial year dated 1 March 2005

Naam van Maatskappy
Name of company MTN GROUP LIMITED
ATTN: LYDIA TSHABALALA

Posadres
Postal address PRIVATE BAG 9955
SANDTON
2146

Goedgekeur/Afgekeur Approved/Refused
Registrateur van Maatskappye Registrar of Companies

CUSIP 62474M108

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, January 20, 2005 09:33 Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registration number	**1994 / 009584 / 06**
Enterprise Name	**MTN GROUP**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**23/11/1994**
Business Start Date	**23/11/1994**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**March**
Main Business/Main Object	
Postal address	**PRIVATE BAG 9955** **SANDTON** **2146**
Address of registered office	**3 ALICE LANE** **SANDOWN EXT 38** **SANDTON** **2196**



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations


the dti

THE DEPARTMENT

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, January 20, 2005 09:33
Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registration number

Enterprise Name

Auditors

Name

Postal Address

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
MOSES, MOIRA-ANNE	6501270033086	Director	18/11/2004	Postal: PO BOX 784852, SANDTON, 2196 Residential: 46 SMITS ROAD, DUNKELD, 2196
JOOSTE, LESTER CRAIG	7202175115083	Company Secretary (Natural Person)	01/10/2004	Postal: PRIVATE BAG 9955, SANDTON, 2146 Residential: 8 FIELDING CRESCENT, MONDEOR, 2091
STRYDOM, JAN HENDRIK NICOLAAS	3812235018087	Director	11/03/2004	Postal: P O BOX 35102, MENLO PARK, 0102 Residential: 166 OBSERVATORY DR, WOODHILL, PTA, 0002
VAN BILJON, ALAN FRANCIS	4706015042086	Director	01/11/2002	Postal: 26 LYSTANWOLD ROAD, SAXONWOLD, 2196 Residential: 26 LYSTANWOLD ROAD, SAXONWOLD, 2196
BOTHA, SUSAN LOUISE	6408050164002	Director	07/07/2003	Postal: PRIVATE BAG X9955, SANDTON, 2146 Residential: 3 HEAVENS GATE, 35 ETHEL AVENUE, NORTHCLIFF EXT 12, 2195
BAND, DOUGLAS DENOON BALHARRIE	4404115120008	Director	01/10/2001	Postal: P O BOX 412157, CRAIGHALL, 2024 Residential: 90 FIRST ROAD, HYDE PARK, 2196
HEINAMANN, PAUL LINDSAY	4112075073089	Director	01/10/2001	Postal: P OBOX 68562, BRYANSTON, 2021 Residential: 19 WESTBOURNE ROAD, BRYANSTON, 2021
NISBET, ROBERT DUNCAN	5509295033083	Director	01/10/2001	Postal: PRIVATE BAG X9955, SANDTON, 2146 Residential: 20 TENNEYSON AVENUE, SENDERWOOD, 2007
DABENGWA, RAYMOND SIFISO	5804055939086	Director	01/10/2001	Postal: PRIVATE BAG X9955, SANDTON, 2146 Residential: 38 CORAL TREE, FOURWAYS GARDENS, 2055
RAMAPHOSA, MATAMELA CYRIL	5211175681087	Director	01/10/2001	Postal: 29 TEESDALE ROAD, HYDE PARK, 2196 Residential: 29 TEESDALE ROAD, HYDE PARK, 2196




the dti

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, January 20, 2005 09:33

Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
NHLEKO, PHUTHUMA FREEDOM	6004075820080	Director	28/06/2001	Postal: SUITE 145, PRIVATE BAG X9924, SANDTON, 2146 Residential: 2/213 TRICHARDT STR, PRESIDENT PARK, MIDRAND, 1685
CHARNLEY, IRENE	6005060110080	Director	12/11/1998	Postal: P O BOX 231, JOHANNESBURG, 2000 Residential: 2 CARMEL VILLAGE, GATESIDE AVE, DAINFERN, JHB, 2000
CINDI, ZITHULELE NYANGANA ABSALOM	5008185672084	Director	28/08/1997	Postal: P O BOX 3669, JOHANNESBURG, 2000 Residential: 5688A NKUNDLENI STREET, ZONE 5, DIEPKLOOF, 1864



Cusip 62474 M108

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1994/009584/06

RECEIVED 2005 ... 22 P 1:05

Name of company MTN GROUP LIMITED

1. Date of allotment of shares 24 MARCH 2005

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	ORD:	0,0001	250 000=00
Total	Total	2 500 000 000	"	" Total	R 250 000 = 00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	ORDINARY	1,00	100 = 00
Total	Total	100		Total	R 100 = 00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 24 MARCH 2005.

Name of company MTN GROUP LIMITED
FAO LESTER JOOSTE

Postal address GROUP COMPANY SECRETARIAL DEPT.
PRIVATE BAG 9955
SANDTON
2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1 662 413 944	ORD.	0,0001	166 241·3944
Total		Total	R -	Total 1 662 413 944		Total	R 166 241·3944

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 166 241·3944

Stated capital R –

Premium account R 14 238 397 930·3385

Total issued capital R 14 238 564 171·7329

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				71 606	ORD:	0,0001	13·5299	968 829·18
				11 080	ORD:	0,0001	9·3099	103 154·80
Total		Total	R	Total 82 686			Total	R 1 071 983·98

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN GROUP SHARE	3 ALICE LANE	82 686	ORDINARY
TRUST	SANDTON		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1662 496 630	ORD:	0,0001	Various	(*)	166 249·6630
Total		Total	R	Total 1662 496 630			Total	R	166 249·6630

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 166 249·6630

State capital R —

Premium account (*) R 14 239 463 385 ·0899

Total issued capital R 14 239 629 634 ·7529

Certified correct.

Date 24 MARCH 2005 Signature ~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

MTN GROUP LIMITED
Private Bag 9955 Sandton 2146
3 Alice Lane Sandown 2196

OPENING BALANCE SH: PREM. A/C	14 238 397 930·3385
ADD: PROCEEDS ON THIS ISSUE	1 071 995·7114
	14 239 469 906·0499
(*)(*) LESS EXPENSES ON THIS ISSUE	6 520·9600
	14 239 463 385·0899

(*) EXPENSES – STAMP DUTY R 2679.96

LISTING FEE R 3841·00

R 6520·96

Cusip 62474 [illegible]

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1994/009584/06

Name of company MTN GROUP LIMITED

1. Date of allotment of shares 10 MARCH 2005

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	ORD:	0,0001	250 000=00
Total	Total	2 500 000 000		Total	R 250 000=00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	ORDINARY	1,00	100=00
Total	Total	100		Total	R 100=00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10 MARCH 2005

Name of company MTN GROUP LIMITED

FAO LESTER JOOSTE

Postal address GROUP COMPANY SECRETARIAL DEPT.,
PRIVATE BAG 9955
SANDTON
2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1 662 340 642	ORD:	0,0001	166 234·0642
Total		Total	R -	Total 1 662 340 642		Total	R 166 234·0642

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 166 234·0642

Stated capital ______ R –

Premium account ______ R 14 236 907 684·8087

Total issued capital ______ R 14 237 073 918·8729

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				16 322	ORD:	0,0001	13·5299	220 836·6600
				42 200	ORD:	0,0001	26·9999	1 139 400·0000
				14 780	ORD:	0,0001	9·3099	137 601·8000
Total		Total	R	Total 73 302	ORD:		Total	R 1 497 838·46

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
[illegible]	[illegible]	[illegible]	[illegible]

capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1662 413 944	ORD	0,0001	Various	(*)	166 241·3944
Total		Total	R	Total 1662 413 944				Total R	166 241·3944

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 166 241·3944

State capital R –

Premium account (*) R 14 238 397 930·3385

Total issued capital R 14 238 564 171·7329

Certified correct.

Date 10 MARCH 2005 Signature [signature]

~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

MTN GROUP LIMITED
Private Bag 9955 Sandton 2146
3 Alice Lane Sandown 2196

OPENING BALANCE SH: PRM: A/C	14 236 907 684·8087
ADD: PROCEEDS ON THIS ISSUE	1 497 831·1298
	14 238 405 515·9385
LESS: EXPENSES ON THIS ISSUE	7 585·6000
	14 238 397 930·3385

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

RECEIVED
2005 JUN 22 P 1:05

Registration No. of company 1994/009584/06

Name of company MTN GROUP LIMITED

1. Date of allotment of shares 25 FEBRUARY 2005.

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	ORD:	0,0001	250 000=00
Total	Total	2 500 000 000		Total	R 250 000=00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	ORDINARY	1,00	100=00
Total	Total	100		Total	R 100=00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 25 FEBRUARY 2005

Name of company MTN GROUP LIMITED

FAO LESTER JOOSTE

Postal address GROUP COMPANY SECRETARIAL DEPT.,
PRIVATE BAG 9955
SANDTON
2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

sent on 4/4/05

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1662 274 032			166 227·4032
Total		Total	R -	Total 1662 274 032		Total	R 166 227·4032

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 166 227·4032

Stated capital ______ R –

Premium account ______ R 14 235 503 470·9697

Total issued capital ______ R 14 235 669 698·3729

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				19 870	ORD:	0,0001	13·5299	268841·10
				40 000	ORD	0,0001	26·9999	1080000·00
				6 740	ORD	0,0001	9·3099	62749·40
Total		Total	R	Total 66 610			Total	R 1 411 590·50

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN GROUP SHARE	3 ALICE LANE	66610	ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1 662 340 642	ORD.	0,0001	VARIOUS	(*)	166 234·0642
Total		Total	R	Total 1 662 340 642	*		Total	R	166 234·0642

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 166 234·0642

State capital R –

Premium account (*) R 14 236 907 684·8087

Total issued capital R 14 237 073 918·8729

Certified correct.

Date 25 FEBRUARY 2005. Signature [signature] ~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

MTN GROUP LIMITED
Private Bag 9955 Sandton 2146
3 Alice Lane Sandown 2196

OPENING BALANCE SH: PREM. A/C	14,235,503,470·9697
ADD: PROCEEDS ON THIS ISSUE	1,411,583·8390
	14 236 915 054·8087
* LESS: EXPENSES ON THIS ISSUE	7 370·0000
	14 236 907 684·8087

* - EXPENSES:

LISTING FEE	R3841·00
STAMP DUTY	R3529·00
	R7370·00

CUSIP 60474M108

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1994/009584/06

RECEIVED
2005 JUN 22 P 1:

Name of company MTN GROUP LIMITED

1. Date of allotment of shares 10 FEBRUARY 2005

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	ORD.	0,0001	250 000=00
Total	Total	2 500 000 000		Total	R 250 000=00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	ORDINARY	1,00	100=00
Total	Total	100		Total	R 100=00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10 FEBRUARY 2005

Name of company MTN GROUP LIMITED

FAO LESTER JOOSTE

Postal address GROUP COMPANY SECRETARIAL DEPT.,
PRIVATE BAG 9955
SANDTON
2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1662 207 142	ORD.	0,0001	166 220·7142
Total		Total	R -	Total 1662 207 142		Total	R 166 220·7142

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 166 220·7142

Stated capital R —

Premium account R 14 234 668 964·1087

Total issued capital R 14 234 835 184·8229

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				51 590	ORD.	0,0001	13·5299	698012·70
				15 300	ORD.	0,0001	9·3099	142 443·00
Total		Total	R	Total 66 890			Total	R 840 455·70

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN GROUP SHARE	3 ALICE LANE	66 890	ORDINARY
[illegible]	[illegible]		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1 662 274 032	ORD.	0,0001	Various	(*)	1662274032
Total		Total	R	Total 1662274032			Total	R	166 227·4032

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 166 227·4032

State capital R —

Premium account (*) R 14 235 503 470·9697

Total issued capital R 14 235 669 698·3729

Certified correct.

Date 10 FEBRUARY 2005 Signature 

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

MTN GROUP ... TED
Private Ba...
Sandton
2146

OPENING BALANCE SH. PREM. A/C	14 234 668 964·1087
ADD: PROCEEDS ON THIS SALE	840 449·0110
	14 235 509 413·1197
LESS: EXPENSES ON THIS SALE	5942·1500
	14 235 503 470·9697

EXPENSES

LISTING FEE	3841·00
STAMP DUTY	2101·15
	R5942·15

CHSP 62474M108

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

RECEIVED 2005 JAN 22 P 1:

Registration No. of company 1994/009584/06

Name of company MTN GROUP LIMITED

1. Date of allotment of shares 27 JANUARY 2005.

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	ORD.	0,0001.	250 000=00
Total	Total	2 500 000 000		Total	R 250 000=00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	ORDINARY	1,00	100=00
Total	Total	100	"	Total	R 100=00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 27 JANUARY 2005

Name of company MTN GROUP LIMITED

FAO LESTER JOOSTE

Postal address GROUP COMPANY SECRETARIAL DEPT.,

PRIVATE BAG 9955

SANDTON

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1662 141 502	ORD:	0,0001	166 214-1502
Total		Total	R -	Total 1662 141502	ORD:	Total	R 166 214-1502

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 166 214·1502

Stated capital ______ R ______ -

Premium account ______ R 14 233 838 446 = 4227

Total issued capital ______ R 14 234 004 660 = 5729

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				53 400	ORD:	0,0001	13·5299	722 502·00
				12 240	ORD:	0,0001	9·3099	113 954·40
Total		Total	R	Total 65 640	"		Total	R 836 456·40

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

...ued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1662 207142	ORD:	0,0001	various	(*)	166 220·7142
Total		Total R		Total 1662 207142	ORD:		Total R		166 220·7142

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 166 220·7142

State capital R –

Premium account R 14 234 668 964·1087

Total issued capital R 14 234 835 184·8229

Certified correct.

Date 27 JANUARY 2005. Signature



~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

MTN GROUP LIMITED
Private Bag 9955 Sandton 2146
3 Alice Lane Sandown 2196

OPENING BALANCE	R 14 233 838 446·4227
ADD: PROCEEDS ON THIS SALE	836 449·8360
	R 14 234 674 896·2587
LESS: EXPENSES ON THIS SALE	5 932·1500
	R 14 234 668 964·1087

EXPENSES

STAMP DUTY	R 2091·15
LISTING FEE	R 3841·00
	R 5932·15

Cusip 62474 M108

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1994/009584/06

Name of company MTN GROUP LIMITED

1. Date of allotment of shares 12 JANUARY 2005

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	ORD:	0,0001	250 000 = 00
Total	Total	2 500 000 000		Total	R 250 000 = 00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	ORDINARY	1,00	100 = 00
Total	Total	100	11	Total	R 100 = 00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 12 JANUARY 2005

Name of company MTN GROUP LIMITED

FAO LESTER JOOSTE

Postal address GROUP COMPANY SECRETARIAL DEPT.,

PRIVATE BAG 9955

SANDTON

2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1661 991 542	ORD:	0,0001	166 199.1542
Total		Total	R	Total 1 661 991 542		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 166 199.1542

Stated capital R —

Premium account (*) R 14 231 890 497.7612

Total issued capital R 14 232 056 697.9154

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				65 260	ORD:	0,0001	13.5299	882 967.8000
				79 880	ORD	0,0001	12.8799	1 028 854.4000
				4 820	ORD	0,0001	9.3099	44 874.2000
Total		Total	R	Total 149 960			Total	R 1 956 696.400

(b) The consideration for which the shares have been allotted is as follows* 35.7197.

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN GROUP SHARE TRUST	3 ALICE LANE S[illegible]	149 960	Ordinary

. Issued capital at date of this return:

No par value					Par value					
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
			R	R			R	R	R	R
					1662 141 502	ORD:	0,0001	Various	(*)	166 214·1502
Total			Total	R	Total 1662 141 502	ORD:		Total	R	166 214·1502

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ________ R 166 214·1502

State capital ________ R —

Premium account ________ (*) R 14 233 838 446·4227

Total issued capital ________ R 14 234 004 660·5729

Certified correct.

Date 18 JANUARY 2005. Signature 

~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

MTN GROUP LIMITED
Private Bag 9955 Sandton 2146
3 Alice Lane Sandown 2196

OPENING BALANCE	R 14 231 890 497·7612
ADD: PROCEEDS ON THIS SALE	1 956 681·4046
	14 233 847 179·1652
LESS: EXPENSES	8 732·7425
	14 233 838 446·4227

EXPENSES:

STAMP DUTY	R 4891·74
LISTING FEES	R 3841·00
	R 8732·74

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1994/009584/06

Name of company MTN GROUP LIMITED

1. Date of allotment of shares 5 JANUARY 2005

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	ORD:	0,0001	250 000-00
Total	Total	2 500 000 000	ORD:	Total	R 250 000=00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	ORDINARY	1,00	100=00
Total	Total	100	"	Total	R 100=00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 5 JANUARY 2005

Name of company MTN GROUP LIMITED

F.A.O. LESTER JOOSTE

Postal address GROUP COMPANY SECRETARIAL DEPT.,
PRIVATE BAG 9955
SANDTON
2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1 661 871 292	ORD.	0,0001	166 187·1292
Total		Total	R -	Total 1 661 871 292	〃	Total	R 166 187·1292

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 166 187·1292

Stated capital ______ R —

Premium account ______ R 14 230 422 975·9462

Total issued capital ______ R 14 230 589 163·0754

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				84 250	ORD.	·13·53	13·5299	1 139 902·50
				36 000	ORD.	9·31	9·3099	335 160·00
							22·8398	
Total		Total	R	Total 120 250	〃		Total	R 1 475 062·50

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
[illegible] SHARE TRUST	3 ALICE LANE	120 250	Ord[illegible]

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				166199542	ORD:	0,0001	Various	(*)	166 199·154 2
Total		Total	R	Total 166199542			Total	R	166 199·154 2

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 166 199·154 2

State capital ______ R —

Premium account ______ (*) R 14 231 890 497·7612

Total issued capital ______ R 14 232 056 696·9154

Certified correct.

Date 5 JANUARY 2005 Signature



~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

ITN GROUP LIMITED
Private Bag 9955 3 Alice Lane
Sandton Sandown
[illegible]6 2196

OPENING BALANCE - SHARE PREMIUM A/c	R14 230 422 975·9462
ADD: PROCEEDS ON THIS SALE	1 475 050 · 4750
	R14 231 898 026·4212
LESS: EXPENSES	7528·6600
	R14 231 890 497·7612

EXPENSES

STAMP DUTY	R 3687·66
LISTING FEES	R 3841·00
	R 7528·66

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1994/009584/06

Name of company MTN GROUP LIMITED

1. Date of allotment of shares 14 DECEMBER 2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	ORD:	0,0001	250000=00
Total	Total	2 500 000 000	"	Total	R 250 000=00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares*	Nominal amount of each share	Total amount paid-up
				R	R
		100	ORDINARY	1,00	100=00
Total	Total	100		Total	R 100=00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 14 DECEMBER 2004

Name of company MTN GROUP LIMITED

F.A.O. LESTER JOOSTE

Postal address GROUP COMPANY SECRETARIAL DEPT.,
PRIVATE BAG 9955
SANDTON
2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1661 807 892	ORD:	0,0001	166 180·7892
Total		Total	R –	Total 1661807892	"	Total	R 166 180·7892

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 166 180·7892

Stated capital ______ R —

Premium account ______ R 14 229 674 760·3562

Total issued capital ______ R 14 229 840 941·1454

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				38790	ORD:	0,0001	13·5299	524 828·70 00
				24 610	ORD:	0,0001	9·3099	229 119·10 00
							22·8398	
Total		Total	R	Total 63 400	"	"	Total	R 753 947·80

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1661 871 292	ORD:	0,0001	Various	(*)	166 187·1292
Total		Total	R	Total 1661 871 292	〃		Total	R	166 187·1292

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 166 187·1292

State capital R –

Premium account (*) R 14 230 422 975·9462

Total issued capital R 14 230 589 163·0754

Certified correct.

Date 14 DECEMBER 2004 Signature



~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

MTN GROUP LIMITED
Private Bag 9955 Sandton 2146
3 Alice Lane Sandown 2196

OPENING BALANCE – SHARE PREMIUM A/C	R14 229 674 760·3562
PROCEEDS ON THIS ISSUE	753 941·4600
	R14 230 428 701·8162
LESS: EXPENSES	5725·8700
	R14 230 422 975·9462

EXPENSES

STAMP DUTY	R1884·87
LISTING FEES	R3841·00
	R5725·87

REPUBLIC OF SOUTH AFRICA

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1994/009584/06

Name of company MTN GROUP LIMITED

1. Date of allotment of shares 9 DECEMBER 2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	ORDINARY	0,0001	250 000=00
Total	Total	2 500 000 000	〃	0,0001 Total	R 250 000 =00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	ORDINARY	1,00	100=00
Total	Total	100		Total	R 100 = 00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 9 DECEMBER 2004

Name of company MTN GROUP LIMITED

F.A.O. LESTER JOOSTE

Postal address GROUP COMPANY SECRETARIAL DEPT.,
PRIVATE BAG 9955
SANDTON
2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1661 295 631	ORD.	0,0001	166129·5631
Total		Total	R -	Total 1661 295 631		Total	R 166129·5631

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 166 129·5631

Stated capital R —

Premium account R 14 211 691 016·1323

Total issued capital R 14 211 857 145·6954

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				512 261	ORD:	0,0001	35·2399	18 052077·64
Total		Total	R	Total 512 261			Total	R 18052077·64

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN GROUP SHARE	2 ALICE LANE	512 261	ORDINARY

d capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1661 807892	ORD.	0,0001	Various	(*)	166 180·7892
Total		Total	R	Total 1661 807892			Total	R	166 180·7892

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 166 180·7892

State capital R —

Premium account (*) R 14 229 674 760·3562

Total issued capital R 14 229 840 941·1454

Certified correct.

Date 9 DECEMBER 2004 Signature



~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

MTN GROUP LIMITED
Private Bag 9955, Sandton 2146
3 Alice Lane Sandown 2196

OPENING BALANCE - SHARE PREMIUM A/C	R 14 211 691 016·1323
PROCEEDS ON THIS ISSUE	R 18 052 026·4139
	R 14 229 743 042·5462
LESS: EXPENSES	68 282·1900
	R 14 229 674 760·3562

EXPS

STAMP DUTY	R45 130·19
LISTING FEES	R23 152·00
	R68 282·19

CUSIP 62474 M108

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1994/009584/06

Name of company MTN GROUP LIMITED

1. Date of allotment of shares 2 DECEMBER 2004.

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	ORDINARY	0,0001	250 000=00
Total	Total	2 500 000 000		Total	R 250 000=00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	ORDINARY	1,00	100=00
Total	Total	100		Total	R 100=00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 2 DECEMBER 2004

Name of company MTN GROUP LIMITED

FAO LESTER JOOSTE

Postal address GROUP COMPANY SECRETARIAL DEPT.
PRIVATE BAG 9955
SANDTON
2146

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of Companies Registration Office

2004-12-15

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1660511325	ORD.	0,0001	166 051·1325
Total		Total	R	Total 1660511 325	"	"	Total R 166 051·1325

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 166 051·1325

Stated capital ______ R —

Premium account ______ (*) R 14 203 057 127·8229

Total issued capital ______ R 14 203 223 178·9554

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				326 286	ORD.	0,0001	13·5299	4 414 649·5800
				458 020	ORD.	0,0001	9·3099	4 264 166·2000
Total		Total	R	Total 784 306	"	"	Total	R 8 678 815·78

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1660 511 325	ORD.	0,0001	166 051·1325
Total		Total	R -	Total 1 660 511 325	"	" Total	R 166 051·1325

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 166 051·1325

Stated capital R —

Premium account (*) R 14 203 057 127·8229

Total issued capital R 14 203 223 178·9554

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				326 286	ORD.	0,0001	13·5299	4 414 649·5800
				458 020	ORD.	0,0001	9·3099	4 264 166·2000
Total		Total	R	Total 784 306	"	"	Total	R 8 678 815·78

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN Group Share[illegible]	3 Alice Lane	784 306	Ordinary

Cusip 62474 M108

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1994/009584/06

RECEIVED
2005 ... 2 P 1:07

Name of company MTN GROUP LIMITED

1. Date of allotment of shares 23 NOVEMBER 2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	ORDINARY	0,0001	250 000=00
Total	Total	2 500 000 000	ORDINARY	Total	R 250 000=00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	ORDINARY	1,00	100=00
Total	Total	100		Total	R 100=00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 23 NOVEMBER 2004.

Name of company MTN GROUP LIMITED

FAO LESTER JOOSTE

Postal address GROUP COMPANY SECRETARIAL DEPT.,
PRIVATE BAG 9955
SANDTON
2146

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Registrar of Companies Registration Office

2004-12-15

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1 659 937 229			165 993·7229
Total		Total	R -	Total 1 659 937 229		Total	R 165 993·7229

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 165993·7229

Stated capital R —

Premium account R 14 196 505 579·2425

Total issued capital R 14 196 671 572·9654

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R.

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				278 740	ORD.	0,0001	9·3099	2 595 069·40
				295 356	ORD.	0,0001	13·5299	3 996 166·68
Total		Total	R	Total 574 096	"		Total	R 6 591 236·08

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN GROUP SHARE TRUST	3 ALICE LANE SANDTON	574 096	ORDINARY

ed capital at date of this return:

	No par value				Par value					
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
			R	R			R	R	R	R
					1 660 511 325	ORD	0,0001	—	(*)	166 051·1325
Total			Total	R	Total 1660511325	"	—	— Total	R	166 051·1325

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 166 051·1325

State capital R —

Premium account (*) R 14 203 057 127·8229

Total issued capital R 14 203 223 178·9554

Certified correct.

Date 23 NOVEMBER 2004 Signature



~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

MTN GROUP LIMITED
Private Bag 9955 3 Alice Lane
Sandton Sandown
2146 2196

OPENING BALANCE - SHARE PREMIUM A/C	14 196 505 579·2425
PROCEEDS ON THIS ISSUE	6 591 178·6704
	14 203 096 757·9129
LESS: LISTING EXPENSES	(*) 39 630·09
CLOSING SH: PREM· A/C	14 203 057 127·8229

(*) EXPENSES:

JSE LISTING FEE	23 152·00
STAMP DUTY	16 478·09
EXPS·	39 630·09



Release Date: 20/05/2005 17:45:54

MTN Group Limited - Change Of Registered Address

MTN Group Limited
Registration number 1994/009584/06
Share code: MTN
ISIN: ZAE000042164
CHANGE OF REGISTERED ADDRESS
Shareholders are advised that the Head Office and the Registered Office of MTN Group Ltd has changed to:
Private Bag 9955
Cresta
2118
216 - 14th Avenue
Fairlands
2195
Please note that the current postal address, being Private Bag 9955, Sandton, 2146, will still be in operation until 31 December 2005.
Johannesburg
20 May 2005
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 20/05/2005 05:46:03 PM Produced by the JSE SENS Department

---

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Cusip: 62474M108

MTN Group Limited
("MTN Group")
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code: MTN
ISIN ZAE000042164

MTN GROUP TRADING STATEMENT

In terms of Section 3.4 (b) (Trading Statements) of the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE Listings Requirements"), issuers are required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the earnings for the period to be reported upon next will differ by at least 20% from those of the previous corresponding period.

MTN Group is currently finalizing its financial results for the financial year ended 30 March 2005, expected to be released after close of business on 9 June 2005. In accordance with the JSE Listings Requirements, MTN Group would like to advise that it expects an increase of between 40% and 50% in Basic Headline Earnings per Share as well as an increase of between 40% and 50% in Adjusted Headline Earnings per Share for the financial year ended 31 March 2005 against the prior financial year.

Attributable Earnings per Share for the financial year ended 31 March 2005 are expected to increase by between 70% and 80% against the Attributable Earnings per Share for the prior financial year (as disclosed in the MTN Group's financial statements to 31 March 2004). It should, however, be noted that the MTN Group has changed its accounting policy in relation to goodwill amortisation, in line with International Financial Reporting Standards (IFRS3). Taking this change into account, Attributable Earnings per Share are expected to increase by between 40% and 50% year-on-year on the re-stated MTN Group Attributable Earnings per Share for 2004, which excludes the amortisation of goodwill.

This trading statement has neither been reviewed nor reported on by MTN Group's external auditors. The information provided in this announcement does not contain and should not be construed as containing any forward looking statements or projections of any nature whatsoever for periods beyond 31 March 2005.

Fairlands
31 May 2005
Sponsor
Merrill Lynch South Africa (Proprietary) Limited

Cusip: 62474M108

2005-04-22 17:51:01

MTN Group Limited - Update on Cautionary Announcement 18 April 2005

MTN Group Limited

(Incorporated in the Republic of South Africa)

(Registration number 1994/009584/06)

(ISIN code ZAE000042164)

(Share code MTN)

("MTN")

UPDATE ON CAUTIONARY ANNOUNCEMENT 18 APRIL 2005

Further to our announcement dated 18 April 2005 and with reference to various statements in the media regarding the Court proceedings relating to dealings between MTN and Celtel International B.V. ("Celtel"), MTN hereby wishes to clarify certain matters:

1. In respect of the Court proceedings:

a. On 29 March 2005, the Celtel Board announced that it had agreed the terms of an offer with MTC.

b. MTN made an application for an order for disclosure of documents and information in the English High Court. This application was heard by the Cour on 18 April 2005.

c. The Court ordered Celtel and its Chairman Dr Ibrahim to disclose to MTN certain documents and information, including the irrevocable undertakings signed by Celtel shareholders in respect of an offer by MTN and the terms on which such undertakings were held.

d. Such documents and information were being disclosed to MTN up to (and including) yesterday.

e. MTN is reviewing the documents and information disclosed and is considering what further action is necessary or advisable.

2. The court order prevents MTN from disclosing the contents of the documentation and information which Celtel has been ordered to disclose. MTN disagrees with certain of the statements which have been publicly attributed to Celtel in relation to this matter.

3. There can be no assurance as to the outcomes of any proceedings or any other

Cusip: 62474M108

actions that MTN may decide to take. Certain outcomes could have a material effect on the price at which MTN securities trade. Accordingly, shareholders are advised to exercise caution when dealing in MTN securities until a further announcement is made.

Johannesburg

22 April 2005

Transaction and lead sponsor

Morgan Stanley South Africa (Proprietary) Limited

Joint sponsor

Merrill Lynch South Africa

For enquiries, please contact:

Monika Steinlechner, investor relations

Tel: +27 83 212 5710

Date: 22/04/2005 05:51:04 PM Produced by the JSE SENS Department

Cusip: 62474M108

MTN Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1994/009584/06)
Share code MTN
ISIN ZAE000042164
("MTN")

MTN PIONEER STATUS IN NIGERIA UNCHANGED

Notwithstanding speculation and otherwise in respect of a review of the pioneer status involving a tax holiday for a period of five years granted to all GSM operators in Nigeria, MTN Nigeria Communications Limited ("MTN Nigeria") has valid certification in respect of such pioneer status.

This concession has given MTN an opportunity to increase the speed and extent of its investment and infrastructure roll-out in Nigeria. To September 2004 MTN Nigeria has invested in excess of US$ 1,7 billion in infrastructure roll-out and licence fees.

MTN Nigeria's GSM network infrastructure extends to approximately 56 percent of the population, covers more than 80 cities and towns and geographic coverage has reached 278 000 km2.

Ends

14 March 2005

Johannesburg

Sponsor
Merrill Lynch South Africa



Release Date: 06/04/2005 07:58:35

MTN Group Limited - Announcement To MTN Shareholders

Newshelf 664 (Proprietary) Limited
("Newshelf")
MTN Group Limited
("MTN")
Registration number 1994/009584/06
Share code: MTN
ISIN: ZAE000042164
ANNOUNCEMENT TO MTN SHAREHOLDERS
Early redemption of certain Newshelf funding instruments
Further to the Newshelf announcement made on 20 December 2002, shareholders of MTN are advised that Newshelf has on 31 March 2005 concluded an agreement (the "early redemption agreement") with, inter alia, Transnet Limited ("Transnet") and the Public Investment Commissioners (the "PIC") for the purpose of redeeming early certain of the funding instruments which were issued by Newshelf between December 2002 and March 2003 to raise the funding to acquire 309 million MTN shares (18.7% of the issued share capital of MTN at the time).
Newshelf is wholly owned by The Alpine Trust, whose beneficiaries are the management and staff of MTN, including the executive directors. It remains the intention of The Alpine Trust to preserve the Newshelf structure pursuant to the early redemption for the long-term benefit of its beneficiaries and MTN, as contemplated by The Alpine Trust Deed.
The early redemption agreement, entered into pursuant to a request from certain of Newshelf's funders will, after implementation, enable the funders and Newshelf to reduce the risk in the existing funding structure, thereby leaving Newshelf with an unencumbered holding in MTN for the benefit of The Alpine Trust's beneficiaries.
The early redemption agreement is conditional upon the fulfilment of various suspensive conditions including, inter alia, the obtaining of the requisite approvals by Transnet and the PIC and the settlement or refinancing of the Newshelf variable rate redeemable preference shares held by private sector banks (the "A preference shares").
The salient terms of the early redemption are as follows:
* Newshelf will distribute 118,652,167 MTN shares to the PIC in full settlement of the Newshelf fixed rate redeemable preference shares (the "B preference shares") and the participating redeemable preference share (the "B participating preference share") issued to the PIC; and
* Newshelf will sell 75,242,411 MTN shares to the PIC to raise the funds to fully redeem the Newshelf participating redeemable preference share held by a wholly-owned subsidiary of Newshelf in which all economic benefits currently vest in Transnet, Newshelf 697 (Proprietary) Limited ("Subco") (such share hereinafter referred to as the "C participating preference share"). It is the intention that the C participating preference share redemption proceeds will be utilised by Transnet to redeem the promissory notes issued by Subco, which notes carry a Transnet and National Treasury guarantee.
The PIC has confirmed its intention to remain a long term investor in MTN.
Newshelf will retain 115,105,422 MTN shares, equal to 6.9% of the aggregate issued share capital of MTN, prior to:

* the sale of MTN shares, if any, for the settlement by Newshelf of the resultant costs and taxes, including Secondary Tax on Companies, of the early redemption; and
* the redemption of the A preference shares, if applicable.

It is not envisaged that the early redemption will result in the disposal by Newshelf of any MTN shares other than those distributed or sold for the purpose of redeeming the preference shares and settling the resultant costs and taxes. A portion of the voting rights and economic value attaching to the retained shares remains unavailable to Newshelf as a result of an existing hedging arrangement. Newshelf's eventual beneficial interest in MTN shares, pursuant to settlement of the abovementioned items, will, accordingly, be significantly lower but will, however, remain a significant unencumbered interest held by a strategic BEE investor in MTN, particularly in view of MTN's significant non-South African operations.

Directors' dealing in Newshelf preference shares

Further to the MTN announcements made on 11 April 2003 and 26 September 2003 regarding the exercise by the executive directors of MTN at the time of an option to acquire 0.23% of the economic interests of the B preference shares and 0.23% of the economic interests of the B participating preference share for a total consideration of R5 million, shareholders of MTN are advised that, in terms of the early redemption agreement, the executive directors will dispose of their economic interests in the B preference shares and the B participating preference share back to the PIC for a consideration to be paid in the form of 276,837 MTN shares. The MTN shares will be distributed to the executive directors pro rata to their acquisition considerations, as follows:

PF Nhleko	89,283
RD Nisbet	62,518
RS Dabengwa	62,518
I Charnley	62,518
Total	276,837

Johannesburg
6 April 2005

Investment bank to Newshelf
Nedbank Capital
Corporate law adviser to Newshelf
Edward Nathan (Proprietary) Limited
Advisers to Transnet and the PIC
Africa Vukani Investment Management Services
Cadiz Corporate Solutions
Pan-African Advisory Services
Legal adviser to Transnet and the PIC
Sonnenberg Hoffmann Galombik
Sponsor to MTN
Merrill Lynch South Africa (Proprietary) Limited

Date: 06/04/2005 08:00:04 AM Produced by the JSE SENS Department

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REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Cusip: 62474M108

Registration No. of company 1994/009584/06

Name of company MTN GROUP LIMITED

1. Date of allotment of shares 5 MAY 2005

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2500 000 000	ORD:	0,0001	250 000=00
Total	Total	2 500 000 000		Total	R 250 000=00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	ORDINARY	1,00	100=00
Total	Total	100	ORDINARY	Total	R 100=00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 05 MAY 2005.

Name of company MTN GROUP LIMITED

FAO LESTER JOOSTE

Postal address GROUP COMPANY SECRETARIAL DEPT.,
PRIVATE BAG 9955
SANDTON
2146

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1 662 496 630	ORD.	0,0001	166 249·6630
Total		Total	R -	Total 1 662 496 630	"	Total	R 166 249·6630

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 166 249·6630

Stated capital R —

Premium account R 14 239 463 385·0899

Total issued capital R 14 239 629 634·7529

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				6240	ORD.	0,0001	13·5299	84 427·20
				1000	ORD.	0,0001	26·9999	27 000·00
				3700	ORD	0,0001	9·3099	34 447·00
Total		Total	R	Total 10 940			Total	R 145 874·20

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN GROUP SHARE TRUST	~~3~~ 216-14th Avenue	10940	Ordinary

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1662 507570	ORD.	0,0001	various	(*)	166 250=7570
Total		Total	R	Total 1662507570	"		Total	R	166 250 =7570

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 166 250=7570

State capital R —

Premium account (*) R 14 239 608 167 =5059

Total issued capital R 14 239 774 418 =2629

Certified correct.

Date 05 MAY 2005 Signature ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

OPENING BALANCE SH: PRM: A/C	14 239 463 385=0899
ADD: PROCEEDS ON THIS SALE	145 873=1060
	14 239 609 258=1959
XX LESS: EXPENSES	1090=6900
	14 239 608 167=5059

XX STAMP DUTY — R 364·69

LISTING FEE — R 726·00

R 1090·69

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

CUSIP: 62474M108

Registration No. of company 1994/009584/06

Name of company MTN GROUP LIMITED

1. Date of allotment of shares 24 MARCH 2005

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	ORD:	0,0001	250 000=00
Total	Total	2 500 000 000	"	" Total	R 250 000 = 00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	ORDINARY	1,00	100 = 00
Total	Total	100		Total	R 100 = 00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 24 MARCH 2005.

Name of company MTN GROUP LIMITED

FAO LESTER JOOSTE

Postal address GROUP COMPANY SECRETARIAL DEPT.

PRIVATE BAG 9955

SANDTON

2146

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN ...

Date stamp of companies Registration Office

2005 -04- 01

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1662 413 944	ORD.	0,0001	166 241·3944
Total		Total	R -	Total 1 662 413 944		Total	R 166 241·3944

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 166 241·3944

Stated capital R —

Premium account R 14 238 397 930·3385

Total issued capital R 14 238 564 171·7329

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				71 606	ORD:	0,0001	13·5299	968 829·18
				11 080	ORD:	0,0001	9·3099	103 154·80
Total		Total	R	Total 82 686			Total	R 1 071 983·98

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN GROUP SHARE TRUST	3 ALICE LANE SANDTON	82 686	ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1662 496 630	ORD:	0,0001	Various	(*)	166 249·6630
Total		Total R		Total 1662 496 630			Total R		166 249·6630

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 166 249·6630

State capital R —

Premium account (*) R 14 239 463 385 ·0899

Total issued capital R 14 239 629 634 ·7529

Certified correct.

Date 24 MARCH 2005 Signature [signature] ~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

MTN GROUP LIMITED
Private Bag 9955 Sandton 2146
3 Alice Lane Sandown 2196

OPENING BALANCE SH: PREM. A/C	14 238 397 930·3385
ADD: PROCEEDS ON THIS ISSUE	1 071 995·7114
	14 239 469 906·0499
(*)(*) LESS EXPENSES ON THIS ISSUE	6 520·9600
	14 239 463 385·0899

(*)(*) EXPENSES – STAMP DUTY R 2679·96
LISTING FEE R 3841·00
R 6520·96

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Cusip: 62474M108

Registration No. of company 1994/009584/06

Name of company MTN GROUP LIMITED

1. Date of allotment of shares 10 MARCH 2005

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		2 500 000 000	ORD:	0,0001	250 000=00
Total	Total	2 500 000 000		Total	R 250 000=00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
		100	ORDINARY	1,00	100=00
Total	Total	100		Total	R 100=00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10 MARCH 2005

Name of company MTN GROUP LIMITED

FAO LESTER JOOSTE

Postal address GROUP COMPANY SECRETARIAL DEPT.

PRIVATE BAG 9955

SANDTON

2146

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				1 662 340 642	ORD:	0,0001	166 234·0642
Total		Total	R -	Total 1 662 340 642		Total	R 166 234·0642

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 166 234·0642

Stated capital R -

Premium account R 14 236 907 684·8087

Total issued capital R 14 237 073 918·8729

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
				16 322	ORD:	0,0001	13·5299	220 836·6600
				42 200	ORD:	0,0001	26·9999	1 139 400·0000
				14 780	ORD:	0,0001	9·3099	137 601·8000
Total		Total	R	Total 73 302	ORD:		Total	R 1 497 838·46

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MTN GROUP SHARE TRUST	3 ALICE LANE SANDTON	73 302	ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				1 662 413 944	ORD	0,0001	Various	(*)	166 241·3944
Total		Total	R	Total 1 662 413 944			Total	R	166 241·3944

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 166 241·3944

State capital ______ R —

Premium account ______ (*) R 14 238 397 930·3385

Total issued capital ______ R 14 238 564 171·7329

Certified correct.

Date 10 MARCH 2005 Signature ______ ~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

MTN GROUP LIMITED
Private Bag 9955 3 Alice Lane
Sandton Sandown
2146 2196

OPENING BALANCE SH: PRM: A/C	14 236 907 684·8087
ADD: PROCEEDS ON THIS ISSUE	1 497 831·1298
	14 238 405 515·9385
LESS: EXPENSES ON THIS ISSUE	7 585·6000
	14 238 397 930·3385

Cusip: 62474M108




y'ello




MTN

Group Revenue
(R billion)


12
19
24
29
02
03
04
05

Group EBITDA
(R billion)


4
6
9
12
02
03
04
05

Adjusted headline EPS
(cents per share)


73
143
254
367
02
03
04
05

Operational data

	Year ended 31 March 2005	Year ended 31 March 2004
South Africa		
Subscribers	8 001 000	6 270 000
ARPU (Rand)	184	203
Nigeria		
Subscribers	4 392 000	1 966 000
ARPU (USD)	40	51
Cameroon		
Subscribers	863 000	581 000
ARPU (USD)	23	24
Uganda		
Subscribers	719 000	495 000
ARPU (USD)	19	22
Rwanda		
Subscribers	188 000	146 000
ARPU (USD)	19	22
Swaziland		
Subscribers	145 000	85 000
ARPU (Rand)	178	223

Consolidated income statement

	Year ended 31 March 2005 Audited Rm	Year ended 31 March 2004 Audited* Rm	% change
Revenue	28 994	23 871	21
Cost of sales	(10 848)	(9 659)	12
Gross profit	18 146	14 212	28
Operating expenses – net of other operating income	(9 082)	(7 533)	21
Profit from operations	9 064	6 679	36
Finance income	305	144	112
Finance costs	(571)	(748)	(24)
Share of profits of associates	18	9	100
Profit before taxation	8 816	6 084	45
Income tax expense	(1 502)	(1 101)	36
Profit after taxation (PAT)	7 314	4 983	47
Minority interest	(907)	(612)	48
Net profit	6 407	4 371	47
Calculation of headline earnings			
Net profit	6 407	4 371	47
(Profit)/loss on disposal of property, plant and equipment	(3)	8	
Impairment reversed against loan arising on disposal of MTN Cameroon	(11)	(9)	
Profit on sale of associate	(4)	—	
Basic headline earnings	6 389	4 370	46
Adjustment:			
Reversal of deferred tax asset (see note 14)	(305)	(174)	
Adjusted headline earnings	6 084	4 196	45
Reconciliation of headline earnings per ordinary share (cents)			
Attributable earnings per share (cents)	386,0	264,2	46
(Profit)/loss on disposal of property, plant and equipment	(0,2)	0,5	
Impairment reversed against loan arising on disposal of MTN Cameroon	(0,6)	(0,5)	
Profit on sale of associate	(0,2)	—	
Basic headline earnings per share (cents)	385,0	264,2	46
Effect of reversal of deferred tax asset (see note 14)	(18,4)	(10,6)	73
Adjusted headline earnings per share (cents)	366,6	253,6	45
Contribution to adjusted headline earnings per ordinary share (cents)			
South Africa	204,0	136,1	50
Rest of Africa	162,6	117,5	38
Adjusted headline earnings per share (cents)	366,6	253,6	45
Number of ordinary shares in issue			
– Weighted average (000)	1 659 671	1 654 380	
– At period end (000)	1 662 497	1 657 724	

Segmental analysis

	Year ended 31 March 2005 Audited Rm	Year ended 31 March 2004 Audited* Rm
REVENUE		
South Africa	17 753	15 184
Rest of Africa	11 241	8 687
	28 994	23 871
EBITDA		
South Africa	6 016	4 522
Rest of Africa	6 003	4 533
	12 019	9 055
PAT		
South Africa	3 393	2 244
Rest of Africa	3 921	2 739
	7 314	4 983

Summarised consolidated balance sheet

	Year ended 31 March 2005 Audited Rm	Year ended 31 March 2004 Audited* Rm
ASSETS		
Non-current assets	18 727	13 637
Property, plant and equipment	15 623	10 904
Goodwill	33	33
Intangible assets	1 686	1 784
Investments and loans	604	560
Deferred tax assets	781	356
Current assets	10 637	8 643
Cash at bank and on hand	5 838	3 648
Securitised cash deposits**	591	1 688
Other current assets	4 208	3 307
Total assets	29 364	22 280
EQUITY AND LIABILITIES		
Shareholders' equity		
Share capital and reserves	15 933	10 128
Minority interests	2 324	1 418
	18 257	11 546
Non-current liabilities	3 618	4 376
Borrowings	3 011	3 710
Deferred tax liabilities	607	666
Current liabilities	7 489	6 358
Non-interest bearing liabilities	7 272	5 919
Interest-bearing liabilities	217	439
Total equity and liabilities	29 364	22 280
Net asset value per ordinary share (rand)	9,58	6,11
Net cash (debt)/equity %	18	10

Summarised consolidated cash flow statement

	Year ended 31 March 2005 Audited Rm	Year ended 31 March 2004 Audited* Rm
Cash inflows from operating activities	9 501	8 597
Cash outflows from investing activities	(7 551)	(4 898)
Cash (out)/inflows from financing activities	(859)	233
Net movement in cash and cash equivalents	1 091	3 932
Cash and cash equivalents at beginning of period	5 231	1 931
Foreign entities translation adjustment	57	(632)
Cash and cash equivalents at end of period	6 379	5 231

Summarised group statement of changes in shareholders' equity

	Year ended 31 March 2005 Audited Rm	Year ended 31 March 2004 Audited* Rm
Opening balance at 1 April	10 128	17 056
Effect of adoption of IAS 39 (AC 133)	—	(15)
Effect of adoption of IFRS 3 (AC 140)	—	(10 281)
Restated opening balance at 1 April	10 128	6 760
Net profit	6 407	4 371
Dividends paid	(480)	—
Issue of share capital	55	95
Transactions with minorities	(12)	(110)
Treasury shares sold	6	—
Currency translation differences	29	(988)
	15 933	10 128

**Restated for the adoption of IFRS 3 (AC 140), IAS 36 (AC 128) (revised), IAS 38 (AC 129) (revised) and IAS 27 (AC 132) (revised).*

***These monies are placed on deposit with banks in Nigeria to secure letters of credit.*

NOTES

1. Basis of accounting

These condensed consolidated results have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice (GAAP). The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2004, except for the adoption of South African Statements of Generally Accepted Accounting Practice IFRS 3 (AC 140) – Business Combinations IAS 36 (AC 128) – Impairment of Assets (revised), IAS 38 (AC 129) – Intangible assets (revised) and IAS 27 (AC 132) – Consolidated and separate financial statements (revised) with effect from 17 July 2000.

2. Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation and accounting policies during the year.

3. Change in accounting policy

The adoption of IFRS 3 (AC 140) requires simultaneous adoption of IAS 36 (AC 128) (revised) and IAS 38 (AC 129) (revised). The adoption of these statements as well as IAS 27 (AC 132) (revised) resulted in a change in accounting policies applied previously to goodwill and to the acquisition and sale of minorities.

The effects of adopting the above statements and the resultant change in accounting policies are as follows:

- When minority interests are purchased/sold after 17 July 2000, the difference between the purchase price/consideration received and the book value of the minority interest is recorded directly in equity, rather than as additional goodwill or in the income statement;
- Amortisation of previously recognised goodwill ceased with effect from 17 July 2000; and
- From the year ended 31 March 2001 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.

4. Headline earnings per ordinary share

The calculations of basic and adjusted headline earnings per ordinary share are based on basic headline earnings of R6 389 million (2004: R4 370 million) and adjusted headline earnings of R6 084 million (2004: R4 196 million) respectively, and a weighted average of 1 659 670 617 (2004: 1 654 380 353) ordinary shares in issue. No fully diluted earnings per ordinary share, in respect of debentures and options convertible into ordinary shares, have been disclosed as the potential dilution is not considered to be material.

5. Independent audit by the auditors

These condensed consolidated preliminary results have been audited by our joint auditors PricewaterhouseCoopers Inc. and SizweNtsaluba VSP Inc., who have performed their audit in accordance with Statements of South African Auditing Standards.

A copy of their unqualified audit report is available for inspection at the registered office of the Company.

6. Listing requirements

This interim announcement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.

	Year ended 31 March 2005 Audited Rm	Year ended 31 March 2004 Audited Rm
7. Capital expenditure incurred	7 576	5 048
8. Contingent liabilities and commitments		
Contingent liabilities	1 372	788
Operating leases	679	610
Finance leases	308	314
9. Commitments for capital expenditure		
– Contracted for	3 144	4 516
– Authorised but not contracted for (next twelve months)	7 247	5 986
10. Cash and cash equivalents		
Bank balances, deposits and cash	5 838	3 648
Securitised cash deposits	591	1 688
Call borrowings	(50)	(105)
	6 379	5 231
11. Interest bearing liabilities		
Call borrowings	50	105
Short-term borrowings	167	334
Current liabilities	217	439
Long-term liabilities	3 011	3 710
	3 228	4 149
12. Depreciation and amortisation		
Depreciation	2 708	2 204
Amortisation	247	172
13. Reconciliation of profit from operations to EBITDA		
Profit from operations	9 064	6 679
Add:		
Depreciation	2 708	2 204
Amortisation	247	172
EBITDA	12 019	9 055

14. Recognition of deferred tax asset

The Group's subsidiary in Nigeria has been granted a five-year tax holiday under "pioneer status" legislation. Capital allowances arising during this period may be carried forward and claimed as deductions against taxable income from the sixth year of operations onwards. A deferred tax credit relating to these deductible temporary differences has been recognised in the results to 31 March 2005 in terms of the requirements of South African Statement of Generally Accepted Accounting Practice AC 102 – Income Taxes, which requires a deferred tax asset to be recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised.

As previously disclosed, although the Group has complied with the requirements of AC 102 in this regard, the Board of Directors has reservations about the appropriateness of this treatment in view of the fact that no cognizance may be taken in determining the value of such deferred tax assets for uncertainties arising out of the effects of the time value of money or future foreign exchange movements.

The Board therefore resolved to report adjusted headline earnings (negating the effect of the deferred tax credit of R305 million) in addition to basic headline earnings, to more fully reflect the Group's results for the period.

These results can be viewed on our website at www.mtn.co.za

Cusip: 62474M108



MTN Group Limited

Audited results for the financial year ended 31 March 2005 and dividend declaration

HIGHLIGHTS OF RESULTS

- Subscribers increased by 50% to 14,3 million
- Revenue increased by 21% to R29 billion
- EBITDA increased by 33% to R12 billion
- EBITDA margin increased to 41,5%
- PAT increased by 47% to R7,3 billion
- Adjusted headline earnings per share increased by 45% to 366,6 cents

Subscribers
(million)



4,8
6,7
9,5
14,3
02
03
04
05

REVIEW OF RESULTS

MTN Group Limited (MTN Group or the Group) continued its strong growth trend during the 2005 financial year, achieving an increase of 45% in Adjusted Headline earnings per share (Adjusted Headline EPS) to 366,6 cents. The Group lifted consolidated revenues by 21% year-on-year to R29 billion on the strength of a 50% increase in its total mobile subscriber base to 14,3 million at 31 March 2005. MTN Group also improved profitability levels, recording earnings before interest, tax, depreciation and amortisation (EBITDA) of R12 billion and profit after tax (PAT) of R7,3 billion, up 33% and 47%, respectively, compared to last year.

The reported Adjusted Headline EPS excludes the beneficial financial impact of the deferred tax asset recognised by MTN Nigeria Communications Limited (MTN Nigeria). Basic (unadjusted) headline earnings per share are 385 cents compared to 264,2 cents for the previous financial year.

The contribution by the international operations to overall Group results increased slightly to 39% of revenue, 50% of EBITDA and 44% of Adjusted Headline EPS. As a significant proportion of the Group's revenue and profits is generated outside South Africa, the fluctuation of the reporting currencies of our international operations against the rand continues to impact on the Group's consolidated results. Of primary importance is the Nigerian naira, against which the rand strengthened by 17% on average over the 2005 financial year compared with the average rate for the previous year. Consequently, the strong revenue and earnings growth achieved by MTN Nigeria was somewhat muted in the Group financial results when translated into rand. During the year, the rand also appreciated by between 2% and 17% on average against the reporting currencies of the Group's other international operations.

An important change in accounting policies was implemented during the year, with MTN Group adopting IFRS3 (AC 140) and the revised IAS36 (AC 128), IAS38 (AC 129) and IAS27 (AC 132) with effect from 17 July 2000. Under the above statements, minority shareholders are now treated as equity participants and increases or reductions of the Group's stake in any of its subsidiaries, which do not result in a change of control, are accounted for as equity transactions. As a result, the difference between the purchase price (or disposal proceeds) and book value of minority interests acquired (or disposed of) arising from transactions with minorities is now recorded directly in equity and not as goodwill or in the income statement, as was previously the case. The main transaction impacted by this retrospective adoption of the above accounting statements was the restructuring transaction implemented in July 2000 in terms of which MTN Group acquired the 23% minority stake in MTN Holdings held by Transnet Limited, and settled the transaction by the issue of shares. Although there was no effective change in control in terms of the MTN Group's previous accounting policy, this resulted in the recognition of R11,6 billion of goodwill on the MTN Group balance sheet. Such goodwill was previously being amortised over 20 years at an annual charge of R580 million. Restating the income statement for this change in accounting policy in respect of the year ended 31 March 2004, resulted in an increase of PAT by R671 million for the 2004 financial year, which is primarily attributable to goodwill no longer being amortised. On the restated balance sheet as at 31 March 2004, goodwill has been credited by R9,7 billion, reducing reserves and overall equity by the same amount.

Income statement analysis

Group consolidated revenue increased to R29 billion, a 21% increase year-on-year. MTN South Africa recorded an increase in revenue of 17% to R17,8 billion, while MTN Nigeria's revenue grew by 34% to R9,3 billion, despite the rand strengthening against the naira during the period under review.

EBITDA increased by 33% to R12 billion and, pleasingly, the Group's EBITDA margin increased from 37,9% to 41,5%. MTN South Africa recorded a healthy improvement in EBITDA margin to 34%, up from 30% for the year ended 31 March 2004 and 33% for the six months ended 30 September 2004. This positive trend has been underpinned by tighter control over distribution costs, improved net interconnect balances and lower handset costs due to rand strength, but has been offset to some degree by increased postpaid subscriber acquisition costs driven by the competitive environment. The Group's international operations all increased their EBITDA margins year-on-year and achieved margins in the 43% to 52% range.

Depreciation charges increased by 23% from R2,2 billion to R2,7 billion, driven by the sizeable capital investment linked to the network roll-out in Nigeria.

Net finance costs declined to R266 million from R604 million in the prior year. MTN Nigeria took on additional borrowings during the year, drawing down further under its medium-term project finance facility. This was offset by a reduction in interest expense arising from the US dollar-syndicated facility in MTN Mauritius being largely repaid during the year, as well as the substantial cash balances in South Africa generating interest income. A reduction in foreign exchange losses to R38 million for 2005, compared to R208 million for the previous year, further contributed to the overall reduction of net finance costs.

Taxation increased by 36% to R1,5 billion for the year ended 31 March 2005, which includes R84 million of STC payable on the dividend payment made in July 2004. The Group's effective tax rate decreased to 17%, primarily as a result of MTN Nigeria still being within its five-year tax holiday granted under pioneer status in 2002, coupled with the increase in the deferred tax asset of R406 million due to timing differences on capital allowances.

Basic headline earnings per share increased by 46% to 385,0 cents, while Adjusted Headline EPS increased by 45% to 366,6 cents. South African operations contributed 204 cents or 56% of total Adjusted Headline EPS, representing a 50% year-on-year increase. Adjusted headline EPS derived from international operations increased by 38% to 152,5 cents.

Balance sheet and cash flow

The Group's total assets have increased by 32% to R29,4 billion compared to the restated R22,3 billion at 31 March 2004. Long-term borrowings reduced to R3,0 billion (2004: R3,7 billion), while short-term borrowings decreased to R167 million (2004: R334 million) as at 31 March 2005. Both MTN Mauritius and MTN Cameroon reduced their borrowings year-on-year while MTN Nigeria had fully drawn down on its US$345 million medium-term loan facilities, and utilised US$15 million of the additional US$200 million loan facility arranged during the year to meet its aggressive capital investment plans.

At 31 March 2005, the Group had cash on hand of R6,4 billion, including securitised cash deposits of R591 million against letters of credit in Nigeria, with R4,4 billion of the cash on hand residing in South Africa. Overall taking cash at bank and on hand, securitised cash deposits less interest-bearing short- and long-term liabilities into account, the Group remains in a net cash positive position of R3,2 billion at 31 March 2005. This increase from R1,2 billion at 31 March 2004 is largely attributable to the strong operating cash generation in MTN South Africa.

Operating cash flow (before dividends of R680 million) was R10,2 billion for the year, with free cash flow (being operating cash inflows less capital expenditure) of R2 billion being generated notwithstanding the major investment of R7,6 billion in property plant and equipment. MTN Nigeria invested R5,5 billion, representing 72% of the Group's total capital expenditure for the year.

The Group utilised R7,6 billion of the authorised R9,5 billion capital expenditure during the year, while capital expenditure of R10,4 billion has been approved for the next twelve months.

OPERATIONAL REVIEW

MTN South Africa continues to achieve healthy subscriber growth and recorded a total of 8 001 000 capable subscribers at 31 March 2005. The prepaid component of its base increased by 30% to 6 610 000 subscribers. The postpaid base increased by 19% to 1 391 000 subscribers. Estimated market share remains between 38% and 39%.

Blended average revenue per user per month (ARPU) of R184 was achieved for the year. Both postpaid and prepaid subscriber ARPU decreased, to R576 (2004: R597) and R97 (2004: R104) respectively. This decrease in both prepaid and postpaid ARPU is the result of strong subscriber growth in the lower-end segments of the mobile market in South Africa. The decrease in blended ARPU is driven by changes in mix, with prepaid subscribers now constituting 83% of the total base. Included in total postpaid subscribers are 215 000 My Choice Top-up subscribers, who generate significantly lower ARPU than the average for the postpaid base and as such impacted on the postpaid ARPU decrease year-on-year.

Data contributed 6% towards total revenue excluding handset revenue.

The national roll-out of 3G coverage and services has commenced and full commercial service launch of broadband services is planned mid-year, with EDGE coverage of approximately 20% of our South African network and 3G covering the key metropolitan centres. This will enable customers to access advanced MTN data offerings as well as video-based services.

During the year, MTN disposed of its 30% investment in New Bucks Holdings, the loyalty programme jointly established with FirstRand Bank Limited to eBucks.com Holdings Limited.

MTN Nigeria increased its active subscriber base to 4 392 000, a 123% growth year-on-year, despite a slow start. This strong increase, particularly in the third financial quarter, was partially assisted by a substantial decrease in connection fees to 990 naira, which coincided with additional network and switching capacity being made available. As a natural consequence of rapidly-increasing penetration into the addressable market for GSM subscribers, blended ARPU (excluding connection fees) has decreased significantly from US$51 for the 2004 financial year to US$40 for the 2005 financial year. The ARPU of subscribers most recently joining the network decreased to US$27 at the end of March 2005. This downward trend in blended ARPU is expected to continue.

MTN Nigeria continued its accelerated network roll-out, commissioning 823 base stations and 14 switches during the year to meet customer demand in the rapidly-expanding Nigerian market. Total capital expenditure for the year was R5,5 billion, a record for any operation in the MTN Group. To date, all profits generated by MTN Nigeria have been reinvested into the business. Additional funding of US$200 million has been raised from local and international financial institutions to supplement internally-generated cash flows to fund the extensive capital expenditure programme of R7 billion approved for the twelve-month period to March 2006.

During the year under review, correspondence was received from certain Nigerian authorities that could have created uncertainty as to whether or not MTN Nigeria has "pioneer status". Discussions have been ongoing with the relevant authorities in this regard. Subsequent to year end, additional positive correspondence clarifying the position around pioneer status has been received. In the light of these factors, the board of directors of MTN Group remains confident that the grant of pioneer status to MTN Nigeria is and will remain in effect for the full five-year period.

MTN Cameroon maintained market leadership in a highly-competitive trading environment. Its subscriber base increased to 863 000, representing a 49% increase from 31 March 2004. This was boosted by being first to market with a variety of innovative offerings, including Me2U which enables transfer of prepaid virtual airtime between subscribers. ARPU declined marginally to US$23 for the year ended 31 March 2005.

MTN Uganda increased its total GSM subscriber base by 45% year-on-year to 719 000, fuelled by the introduction of packages providing network access and airtime in a single card, as well as simple, flat-rate tariffs which have proven extremely popular. Following strong subscriber growth, MTN Uganda's ARPU decreased to US$19 from US$22 for the year to March 2005, assisted by a 10% strengthening of the Ugandan shilling against the US dollar.

MTN Rwanda experienced a slowdown in subscriber growth, increasing its active subscriber base to 186 000. ARPU of US$15 was recorded, compared to US$22 at 31 March 2004.

MTN Swaziland achieved strong subscriber growth of 71%, driven by the decision to combine network access and airtime in a single card. Deeper penetration into the market resulted in a decrease in ARPU to R178 from R223.

Traditionally, the Group reported on its international subscriber base as being subscribers who have been active (made or received a revenue-generating call) over a 30-day period, compared to a 90-day period in South Africa. To align all Group companies to a common standard comparable with other operators, all reported subscriber numbers will, with effect from April 2005, be based on 90-day activity levels. Under the new definition, the subscriber base as at 31 March 2005 would be 15,6 million subscribers.

STRATEGIC INVESTMENTS

MTN Group, through its strategic investments division, identifies and evaluates value-enhancing expansion opportunities in developing markets as well as opportunities to expand the Group's business offerings beyond the core mobile telecommunications arena. While several potential acquisitions as well as new licence bids have been pursued during the year, none of these transactions have yet come to fruition.

Reference is made to the announcement dated 9 June 2005 in respect of legal proceedings in the English High Court against Celtel International BV and Dr Mohammed Ibrahim, whereby MTN Group obtained disclosure of certain information and documents. The board of directors has resolved that it is in the Group's long-term best interest not to pursue further legal proceedings at this stage.

PROSPECTS

The Group's vision is to be the leader in telecommunications in developing markets. To further consolidate its position on the continent and to diversify its investment portfolio, the Group will continue to explore value-enhancing international expansion opportunities. Business opportunities complementary to the core mobile telephony business will also be pursued.

Assuming that current market conditions prevail, the board is confident that the Group will continue to show good subscriber growth and maintain a strong market position in all its operations despite intensifying competition. While a meaningful capital expansion programme in Nigeria and South Africa is planned for the current financial year, this will be fully funded by the operations and is expected to support further subscriber and revenue growth.

The Group continues to review alternative mechanisms to broaden the Nigerian shareholding in MTN Nigeria. A further announcement will be made in this regard once a firm decision has been reached.

CHANGE IN YEAR-END

The MTN Group board has decided to align its reporting cycle with its international peers and has approved a change in year end to 31 December. Transitionally, interim results for the six-month period to 30 September 2005 will be reported on, followed by financial results for the nine-month period to 31 December 2005. The Group's reporting cycle will then change, with interim results being published for the six months to 30 June and full-year financial results to 31 December.

DIVIDEND

In light of the Group's strong free cash flow generation, especially by the South African operation coupled with its strong financial position, the board recommended a dividend cover of 5-6 times on Adjusted Headline EPS. Accordingly, as detailed below, a dividend of 65 cents per share for the year has been declared.

This dividend policy for MTN Group will still enable the Group to pursue growth opportunities while returning cash to shareholders and optimising its capital structure.

For and on behalf of the board

M C Ramaphosa	P F Nhleko
(Chairman)	(Group Chief Executive Officer)

Johannesburg
9 June 2005

DIVIDEND DECLARATION

Notice is hereby given that a dividend (number 6) of 65 cents per ordinary share has been declared and is payable to shareholders recorded in the register of MTN Group at the close of business on Friday, 1 July 2005.

In compliance with the requirements of STRATE, the electronic settlement and custody system used by the JSE Securities Exchange South Africa MTN Group has determined the following salient dates for the payment of the dividend:

Last day to trade cum-dividend	Friday, 24 June 2005
Shares commence trading ex-dividend	Monday, 27 June 2005
Record date	Friday, 1 July 2005
Payment date of dividend	Monday, 4 July 2005

Share certificates may not be dematerialised/rematerialised between Monday, 27 June 2005 and Friday, 1 July 2005, both days inclusive.

On Monday, 4 July 2005, the dividend will be electronically transferred to the bank accounts of certificated shareholders who make use of this facility. In respect of those who do not use this facility, cheques dated 4 July 2005 will be posted on or about that date. Shareholders who have dematerialised their shares will have accounts held by their Central Securities Depository Participant or broker credited on Monday, 4 July 2005.

Registration number: 1994/009584/06 ISIN code: ZAE 0000 42164 Share code: MTN

Directorate: M C Ramaphosa (Chairman), P F Nhleko* (CEO), D D B Band, S L Botha*, I Charnley*, Z N A Cindi, R S Dabengwa*, P L Heinamann, M A Moses, R D Nisbet*, J H N Strydom, A F van Biljon *Executive

Acting Company Secretary: L C Jooste, 216 – 14th Avenue, Fairland, 2195 Private Bag 9955, Sandton, 2146

Registered office: 216 – 14th Avenue, Fairland, 2195

American Depository Receipt (ADR) programme: Cusip No 62474M108 ADR to ordinary share 1:1 Depository: The Bank of New York, 101 Barclay Street New York NY 10286, USA

Office of the South African Registrars: Computershare Investor Services 2004 (Proprietary) Limited (Registration number 2004/003647/07) 70 Marshall Street, Johannesburg, 2001 PO Box 61051, Marshalltown, 2107

Joint auditors: PricewaterhouseCoopers Inc, 2 Eglin Road, Sunninghill, 2157 Private Bag X36, Sunninghill, 2157 and SizweNtsaluba VSP Inc, 1 Woodmead Drive, Woodmead Estate, PO Box 2929, Saxonwold, 2132

E-mail investor_relations@mtn.co.za